SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Metabolix, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

591018809

(CUSIP Number)

September 14, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591018809	13G	Page 2 of 7

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,870,876
	6	Shared voting power 141,617
	7	Sole dispositive power 1,870,876
	8	Shared dispositive power 141,617
9	Aggregate amount beneficially owned by each reporting person 2,012,493
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.9%
12	Type of reporting person IN

CUSIP No. 591018809	13G	Page 3 of 7

1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 10,000
	6	Shared voting power 141,617
	7	Sole dispositive power 10,000
	8	Shared dispositive power 141,617
9	Aggregate amount beneficially owned by each reporting person 151,617
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.4%
12	Type of reporting person IN

CUSIP No. 591018809	13G	Page 4 of 7

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 141,617
	6	Shared voting power not applicable
	7	Sole dispositive power 141,617
	8	Shared dispositive power not applicable
9	Aggregate amount beneficially owned by each reporting person 141,617
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.4%
12	Type of reporting person CO

CUSIP No. 591018809	13G	Page 5 of 7

Item 1	(a).	Name of Issuer:

The name of the issuer is Metabolix, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 21 Erie Street, Cambridge, Massachusetts 02139.

Item 2	(a).	Name of Person Filing:

The persons filing this schedule are Jack W. Schuler, Renate Schuler and the Schuler Family Foundation.

Item 2	(b).	Address of Principal Business Office or, if None, Residence

The addresses of the persons filing this schedule are:

Jack W. Schuler 28161 North Keith Drive Lake Forest, Illinois 60045

Renate Schuler Crab Tree Farm Post Office Box 531 Lake Bluff, Illinois 60044

Schuler Family Foundation 28161 North Keith Drive Lake Forest, Illinois 60045

Item 2	(c).	Citizenship

Mr. Schuler and Mrs. Schuler are citizens of the United States. The Schuler Family Foundation is an Illinois corporation.

Item 2	(d).	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2	(e).	CUSIP Number

591018809

Item 3.		If this statement is filed pursuant to §§ 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the time of institution: not applicable.

CUSIP No. 591018809	13G	Page 6 of 7

Item 4.	Ownership

	(a)	Amount beneficially owned:

The 2,022,493 shares of the common stock of Metabolix, Inc. for which this schedule is filed consist of (i) 1,870,876 shares owed by Jack W. Schuler, (ii) 10,000 shares owned by Renate Schuler, Mr. Schuler’s wife, and (iii) 141,617 shares owned by the Schuler Family Foundation, a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in (i) the 10,000 shares owned by his wife, Renate Schuler, and (ii) the 141,617 shares owned by the Schuler Family Foundation.

Mrs. Schuler disclaims any beneficial interest in the 141,617 shares owned by the Schuler Family Foundation.

	(b)	Percent of class:

5.9%

The percentages in this schedule were calculated on the basis of 34,081,286 shares outstanding, which is the number of shares outstanding as of July 25, 2011 as reported by the issuer in its quarterly report on Form 10-Q filed on July 29, 2011.

	(c)	Number of shares as to which such person has:

for Jack W. Schuler:

		(i)	Sole power to vote or to direct the vote:

1,870,876

		(ii)	Shared power to vote or direct the vote:

141,617*

		(iii)	Sole power to dispose or to direct the disposition of:

1,870,876

		(iv)	Shared power to dispose of to direct the disposition of:

141,617*

*  Mr. Schuler shares the voting and dispositive power in respect of the 141,617 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and his adult daughter, Tanya Schuler.

for Renate Schuler:

		(i)	Sole power to vote or to direct the vote:

10,000

		(ii)	Shared power to vote or direct the vote:

141,617*

		(iii)	Sole power to dispose or to direct the disposition of:

10,000

		(iv)	Shared power to dispose of to direct the disposition of:

141,617*

*  Mrs. Schuler shares the voting and dispositive power in respect of the 141,617 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and her adult daughter, Tanya Schuler.

for the Schuler Family Foundation:

		(i)	Sole power to vote or to direct the vote:

141,617

		(ii)	Shared power to vote or direct the vote:

not applicable

		(iii)	Sole power to dispose or to direct the disposition of:

141,617

		(iv)	Shared power to dispose of to direct the disposition of:

not applicable

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 591018809	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 28, 2011.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/s/ JACK W. SCHULER
Jack W. Schuler, Director